UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: For the month of November 2025
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
On November 4, 2025, Ferrovial SE (the “Company”) issued a press release announcing a change in the expected scrip dividend payment date, that will now be from November 25, 2025 instead of from December 3, 2025.
A copy of the Company’s press release is attached hereto as Exhibit 99.1
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated November 4, 2025.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: November 4, 2025
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer